SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )

                           Mpower Holding Corporation
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    624732309
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                                 (CUSIP NUMBER)

                                  June 6, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

CUSIP No. 624732309                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul J. Glazer
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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               5.    SOLE VOTING POWER

                     670,915
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,412,674
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            670,915
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     5,412,674
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,083,589
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.48%
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12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 624732309                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Glazer Capital, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,412,674
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     5,412,674
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,412,674
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.76%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

      Mpower Holding Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

      175 Sully's Trail
      Suite 300
      Pittsford, NY 14534

Item 2(a). Name of Persons Filing:

      This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Mr. Glazer and Glazer Capital, LLC ("GCL" and together with Mr. Glazer, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The principal business address of the Reporting Persons is:

      237 Park Avenue
      Suite 900
      New York, New York 10017

Item 2(c). Citizenship:

      Mr. Glazer is a citizen of the United States of America. GCL is a Delaware limited liability company.

Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.001

Item 2(e). CUSIP Number:

      624732309

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a: Not Applicable

      (a)   [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;
      (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;
      (e)   [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;
      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
      (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [x].

Item 4. Ownership.

      (a)   Amount beneficially owned:
                                                          Paul Glazer: 6,083,589
                                                          GCL:         5,412,674

      (b)   Percent of Class:
                                                          Paul Glazer: 6.48%
                                                          GCL:         5.76%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:
                                                          Paul Glazer: 670,915
                                                          GCL:         0

            (ii)  Shared power to vote or to direct the vote:
                                                          Paul Glazer: 5,412,674
                                                          GCL:         5,412,674

            (iii) Sole power to dispose or direct the disposition of:
                                                          Paul Glazer: 670,915
                                                          GCL:         0

            (iv)  Shared power to dispose or to direct the disposition of:
                                                          Paul Glazer: 5,412,674
                                                          GCL:         5,412,674

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 6,083,589 shares of the Issuer's Common Stock, par value $0.001 ("Common Stock"), representing 6.48% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 6,083,589 shares of Common Stock in his capacity as
(i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company, which in turn serves as the general partner of Glazer Capital Management, L.P., a Delaware limited partnership ("GCM") and (ii) the managing member of GCL which in turn serves as the investment manager of Glazer Offshore Fund, Ltd., a Cayman Islands corporation ("GOF"). In addition, GCL manages on a discretionary basis separate accounts for three unrelated entities that own shares of Common Stock (collectively, the "Separate Accounts"). Although GCL does not directly own any shares of Common Stock, GCL is deemed to beneficially own the 5,412,674 shares of Common Stock held by GOF and the Separate Accounts.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Each of GCM, GOF and the Separate Accounts has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable

Item 8. Identification and Classification of Members of the Group.

      See Exhibit B hereof.

Item 9. Notice of Dissolution of Group.

      Not Applicable

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2006

                                              PAUL J. GLAZER


                                              By: /s/ Paul J. Glazer
                                                  ------------------------------
                                              Name:  Paul J. Glazer


                                              GLAZER CAPITAL, LLC


                                              By: /s/ Paul J. Glazer
                                                  ------------------------------
                                              Name:  Paul J. Glazer
                                              Title: Managing Member

                                    Exhibit A

                             Joint Filing Agreement

      The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Mpower Holding Corporation shall be filed on behalf of the undersigned.

                                              PAUL J. GLAZER


                                              By: /s/ Paul J. Glazer
                                                  ------------------------------
                                              Name:  Paul J. Glazer


                                              GLAZER CAPITAL, LLC


                                              By: /s/ Paul J. Glazer
                                                  ------------------------------
                                              Name:  Paul J. Glazer
                                              Title: Managing Member

                                    Exhibit B

      Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.